March 6, 2008
Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attn: Dave Walz
          Re: Quiksilver, Inc. (File No. 001-14229)
Dear Mr. Walz:
We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated February 25, 2008 (the “SEC Comment Letter”) regarding Quiksilver, Inc.’s Annual Report on Form 10-K for the fiscal year ended October 31, 2007.
We note that the SEC Comment Letter indicates that we should respond within 10 business days or indicate to the Staff when we will respond. This correspondence is to inform you that we will respond to the SEC Comment Letter prior to March 31, 2008.
Please feel free to contact our Chief Financial Officer, Joe Scirocco, at (714) 889-6007 or me at (714) 889-4257.

Sincerely, QUIKSILVER, INC.
/s/ Robert B. Mc Knight, Jr.
Robert B. McKnight, Jr.
President and Chief Executive Officer